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VIA EDGAR
May 2, 2014

Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Rydex Variable Trust; File Nos. 033-57017 and 811-08821

Dear Ms. White:

This letter responds to comments provided with respect to Post-Effective Amendment No. 56, which was filed on February 28, 2014 to reflect revised principal investment strategies, and other corresponding changes, for the following series of Rydex Variable Trust (the “Trust” or “Registrant”): the Commodities Strategy Fund, Dow 2x Strategy Fund, Europe 1.25x Strategy Fund, Global Managed Futures Strategy Fund, Government Long Bond 1.2x Strategy Fund, Inverse Dow 2x Strategy Fund, Inverse Government Long Bond Strategy Fund, Inverse Mid-Cap Strategy Fund, Inverse NASDAQ-100® Strategy Fund, Inverse Russell 2000® Strategy Fund, Inverse S&P 500® Strategy Fund, Japan 2x Strategy Fund, Long Short Equity Fund, Mid-Cap 1.5x Strategy Fund, Multi-Hedge Strategies Fund, NASDAQ-100® Fund, NASDAQ-100® 2x Strategy Fund, Nova Fund, Russell 2000® 1.5x Strategy Fund, Russell 2000® 2x Strategy Fund, S&P 500® 2x Strategy Fund, Strengthening Dollar 2x Strategy Fund and Weakening Dollar 2x Strategy Fund (each, a “Fund” and, collectively, the “Funds”). Summaries of your comments, as well as the Trust’s responses, are provided below.

Prospectus

1.
Comment. For those Funds that invest in derivatives as part of their principal investment strategies, please confirm that the Funds’ disclosure regarding their use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

Response. We believe the Funds’ disclosure regarding their use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

2.	Comment. For those Funds that do not charge distribution and/or service (12b-1) fees, consider deleting the corresponding line item from the Fees and Expenses tables in the Fund Summary sections.

Alison White
May 2, 2014

Response. We have removed the “Distribution [and/or Service] (12b-1) Fees” line item from the Fees and Expenses tables of those Funds that have not adopted a distribution plan pursuant to Rule 12b-1 and do not charge distribution and/or service (12b-1) fees.

3.
Comment. For those Funds that may invest a substantial portion of their assets in other short-term fixed income investment companies as part of their principal investment strategies, confirm whether a line item for “Acquired Fund Fees and Expenses” should be added to the Fees and Expenses table in the Fund Summary sections.

Response. We have added a line item for “Acquired Fund Fees and Expenses” to the Funds’ Fees and Expenses tables where applicable.

4.
Comment. For those Funds that may invest a substantial portion of their assets in other short-term fixed income investment companies as part of their principal investment strategies, please specify what is meant by “similar investments” as referenced in the Funds’ “Principal Investment Strategies” section.

Response. We have revised each Fund’s “Principal Investment Strategies” section to specify that the Funds will invest in asset-backed securities, including mortgage-backed securities, and similarly structured debt investments.

5.
Comment. For those Funds that may invest a substantial portion of their assets in other short-term fixed income investment companies as part of their principal investment strategies, please disclose the Funds’ use of asset-backed and mortgage-backed securities in the “Principal Investment Strategies” section.

Response. We have revised each Fund’s “Principal Investment Strategies” section to disclose the Fund’s investment in asset-backed and mortgage-backed securities.

6.
Comment. For each Fund that invests in swaps contracts as part of its principal investment strategies, please disclose: (i) the types of swap contracts in which the Fund will invest; (ii) if the Fund will write and/or buy swap contracts; (iii) to the extent the Fund engages in total return swaps, when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets; and (iv) to the extent the Fund engages in credit default swaps, when a portfolio engages in credit default swaps it must set aside the full notional value of the swap.

Response. To the extent applicable, we have revised the Funds’ “Principal Investment Strategies” and “Principal Risks” disclosure as requested.

7.
Comment. For those Funds subject to “Foreign Issuer Exposure Risk” as a principal risk of the Fund, revise each Fund’s “Principal Investment Strategies” section to disclose the Fund’s investment in foreign securities.

Response. To the extent applicable, we have revised each Fund’s “Principal Investment Strategies” section to disclose the Fund’s investment in foreign securities. For certain of the Funds, we have confirmed with the Registrant that “Foreign Issuer Exposure Risk” is not a principal risk of the Fund and eliminated the risk disclosure accordingly.

8.	Comment. In the “Purchase and Sale of Fund Shares” section in each Fund Summary, delete all information not called for by Item 6 of Form N-1A.

Response. We have revised the “Purchase and Sale of Fund Shares” information in each Fund’s summary section consistent with Item 6 of Form N-1A.

Alison White
May 2, 2014

9.
Comment. For each Fund that engages in short sales as part of its principal investment strategies, confirm that any interest expenses associated with such investments are disclosed in the Fund’s Fees and Expenses table in the Fund Summary section.

Response. We have confirmed with the Registrant that to the extent a Fund incurs interest expense in connection with short sales, the interest expense is disclosed in the Fund’s Fees and Expenses table.

10.
Comment. For those Funds subject to “Status as a Regulated Investment Company Risk,” please clarify that the risk does not apply to the Fund’s status as an investment company under the Investment Company Act of 1940.

Response. We have revised the Funds’ “Status as a Regulated Investment Company Risk” disclosure as requested.

11.
Comment. For the Global Managed Futures Strategy Fund, in the Fund’s “Principal Investment Strategies” section, please describe how the Fund will obtain global investment exposure consistent with the guidance in Investment Company Act Release No. 24828.

Response. The Registrant has confirmed that the Fund’s investments are economically tied to several countries outside of the United States. Accordingly, we have revised the Global Managed Futures Strategy Fund’s “Principal Investment Strategies” section to disclose that the Fund’s portfolio investments are economically tied to multiple countries at any given time consistent with the guidance in Investment Company Act Release No. 24828.

12.
Comment. For those Funds that invest in wholly-owned subsidiaries, please remove the “Other Expenses of the Subsidiary” line item from the Fees and Expenses table in the Fund Summary section as it is not required or permitted by Form N-1A.

Response. We respectfully decline to remove the “Other Expenses of the Subsidiary” line item. Form N-1A requires registrants to disclose “all expenses not otherwise disclosed in the fees and expenses table that are deducted from the Fund’s assets or charged to all shareholder accounts” as “Other Expenses” and permits registrants to “subdivide [the “Other Expenses”] caption into no more than three subcaptions that identify the largest expense or expenses comprising “Other Expenses.” In addition, the “Other Expenses of the Subsidiary” line item was initially added to the Fees and Expenses table of those Funds that invest in wholly-owned subsidiaries at the request of the staff.

13.
Comment. For the Multi-Hedge Strategies Fund, please confirm that the parenthetical stating that the returns of the HFRX Global Hedge Fund Index do not reflect deductions for fees, expenses or taxes is accurate.

Response. The Registrant has confirmed that the parenthetical statement is accurate. The returns of the HFRX Global Hedge Fund Index do not reflect the deduction of fees, expenses or taxes.

14.
Comment. In the “Management of the Funds - Investment Advisor” section, please revise the disclosure regarding the “manager of managers” relief to state that any change in the aggregate advisory fee rate (including both the advisory and sub-advisory fees) remains subject to shareholder approval in accordance with recent SEC staff guidance.

Response. We have revised the disclosure as requested.

Alison White
May 2, 2014

Statement of Additional Information

15.	Comment. In the “Management of the Trust - Portfolio Managers” section, please identify any benchmark used to measure performance and state the length of the period over which performance is measured.

Response. The Registrant has confirmed that no benchmark is used to measure portfolio manager performance.

16.
Comment. Please confirm that any fees collected pursuant to the Investor Services Plan disclosed under “Management of the Trust - Investor Services Plan,” are reflected in the Funds’ fees and expenses as disclosed in the Prospectus.

Response. The Registrant has confirmed that any fees paid by the Funds pursuant to the Investor Services Plan are reflected in the Funds’ “Other Expenses” as disclosed in the Funds’ Fees and Expenses table in the Prospectus.

*    *    *

The Trust acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 202.373.6101 with any questions or comments.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores